CALIFORNIA FIRST LEASING CORPORATION

Calculation of Filing Fee Table

Table 1: Transaction Valuation

	Transaction	Fee	Amount of
	Valuation (1)	Rate	Filing Fee (2)

Fees to Be Paid	$9,290,928	$0.0001102	$1,023.86

Fees Previously Paid	—		661.20

Total Transaction Valuation	$9,290,928
Total Fees Due for Filing			$1,023.86
Total Fees Previously Paid			661.20
Total Fee Offsets			—

Net Fee Due			$362.66

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 580,683 shares of common stock at the tender offer price of $16.00 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $110.20 per each million dollar of the transaction valuation.